Exhibit 99.1

Beamr Cloud Launch: Ushering in a New Era of Video Processing for Everyone

Herzliya Israel, Feb. 20, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced the launch of Beamr Cloud Video Software as a Service, which will be presented in a webinar by Beamr CEO Sharon Carmel.

Carmel said: “Last week marked a remarkable milestone for Beamr as we received overwhelming support from our investors and community. In 2023, we took our vision public on NASDAQ, focusing on optimizing video at scale. Now, in 2024, we are thrilled to unveil the culmination of our efforts - Beamr Cloud”.

Video reigns supreme in the digital realm, with its rapid growth showing no signs of slowing down. From smartphones to Internet of Things (IoT) devices, cameras are generating an unprecedented amount of content. Moreover, the advent of Generative AI has brought in a new era where videos are created autonomously. The markets for Generative AI, User-Generated Content, IoT, and Streaming (OTT) are expanding at a rapid pace. Cloud video storage alone is poised to reach $13.5 billion in 2025, presenting a dynamic landscape of growth and opportunity. Today, Beamr showcases its Beamr Cloud on Amazon AWS, with plans to extend its services to other cloud platforms.

During the webinar, Carmel will further detail that, while the demand for video skyrockets, the complexity and cost of processing it poses significant challenges. Videos entail massive file sizes, storage and processing resource-intensive tasks. Achieving the balance between cost, quality, user experience and speed requires expertise. Beamr alleviates this complexity through its automated process that uses no-code techniques, ensuring optimal video handling for all. During the webinar, Carmel will demonstrate automatic workflows that are connected to Amazon Video repositories.

Beamr Cloud offers attractive pricing, with savings of up to 50% or more compared to traditional methods. Beamr has already managed to complete today some future features planned for Q2 2024, such as codec modernization and resize transformations. Going forward, in Q2 2024, Beamr plans to offer additional capabilities such as AI-specific workflows, potentially positioning Beamr at the forefront of innovation in the video processing landscape as Beamr Cloud is GPU accelerated and a natural platform for different AI purposes.

Carmel concluded: ”Today marks a significant milestone for Beamr and the entire video processing industry. Beamr Cloud is not just a service; we believe it's a game-changer, offering unparalleled quality, efficiency, and scalability to all. Join us at beamr.com as we usher in a new era of video processing excellence”.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr's perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com